Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended 31-Jan-2021
Page 1 of 5

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Jan-2021	31-Jan-2021		
Determination Date	11-Feb-2021			
Record Date	12-Feb-2021			
Distribution Date	16-Feb-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Jan-2021	16-Feb-2021	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jan-2021	15-Feb-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	332,317,861.93	300,087,861.76	32,230,000.17	91.666667	0.853492
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**763,937,861.93**	**731,707,861.76**	**32,230,000.17**		

Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07
Adjusted Pool Balance	1,088,445,882.84	791,149,009.00	758,919,008.83
Yield Supplement Overcollateralization Amount	36,332,043.60	25,851,640.49	24,685,181.03
Pool Balance	**1,124,777,926.44**	**817,000,649.49**	**783,604,189.86**

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	127,388.51	0.362311	32,357,388.68	92.028978
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$339,884.68**		**$32,569,884.85**	

Amounts in USD

Available Funds

Principal Collections	32,997,060.40
Interest Collections	2,547,778.06
Net Liquidation Proceeds	183,741.50
Recoveries	192,734.27
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	626.45
Available Collections	**35,921,940.68**
Reserve Fund Draw Amount	0.00
Available Funds	**35,921,940.68**

Distributions

(1) Total Servicing Fee	680,833.87
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	339,884.68
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	32,230,000.17
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	2,671,221.96
Total Distribution	**35,921,940.68**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	680,833.87	680,833.87	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	339,884.68	339,884.68	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	127,388.51	127,388.51	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	339,884.68	339,884.68	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,230,000.17	32,230,000.17	0.00
Aggregate Principal Distributable Amount	32,230,000.17	32,230,000.17	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	10,884,458.83
Reserve Fund Amount - Beginning Balance	10,884,458.83
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	147.61
minus Net Investment Earnings	147.61
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	10,884,458.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	147.61
Net Investment Earnings on the Collection Account	478.84
Investment Earnings for the Collection Period	626.45

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	817,000,649.49	29,967
Principal Collections	19,602,638.87	
Principal Collections attributable to Full Pay-offs	13,394,421.53	
Principal Purchase Amounts	0.00	
Principal Gross Losses	399,399.23	
Pool Balance end of Collection Period	783,604,189.86	29,225
Pool Factor	69.67%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.86%
Weighted Average Number of Remaining Payments	52.53	44.81
Weighted Average Seasoning (months)	11.02	19.72

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	781,938,130.12	29,179	99.79%
31-60 Days Delinquent	1,480,160.95	38	0.19%
61-90 Days Delinquent	104,743.74	6	0.01%
91-120 Days Delinquent	81,155.05	2	0.01%
Total	783,604,189.86	29,225	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.024%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	399,399.23	13	4,108,695.85	108
Principal Net Liquidation Proceeds	182,929.64		1,454,172.75	
Principal Recoveries	184,500.22		1,465,166.74	
Principal Net Loss / (Gain)	31,969.37		1,189,356.36	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.048%
Prior Collection Period	0.032 %
Second Prior Collection Period	0.404 %
Third Prior Collection Period	0.334 %
Four Month Average	0.204%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.106%
Average Net Loss / (Gain)	11,012.56

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.